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Exhibit 99.1

Press Release Including 2008 Outlook

THIRD QUARTER 2008
Report to shareholders for the period ended September 30, 2008

Suncor Energy releases third quarter results

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see "Non-GAAP Financial Measures" in Suncor's 2008 third quarter management's discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded third quarter 2008 net earnings of $815 million ($0.87 per common share), compared to $627 million ($0.68 per common share) for the third quarter of 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, and project start-up costs, earnings for the third quarter of 2008 were $971 million ($1.04 per common share), compared to $538 million ($0.58 per common share) in the third quarter of 2007.

The increase in earnings was primarily due to improved price realizations for our oil sands products. This was partially offset by an increase in operating expenses, product purchases and Crown royalties in our oil sands business.

Net earnings for the first nine months of 2008 were $2.352 billion, compared to $1.941 billion for the same period in 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the first nine months of 2008 were $2.580 billion, compared to $1.712 billion in the same period for 2007.

Cash flow from operations in the third quarter of 2008 was $1.346 billion, compared to $957 million in the same period of 2007. Cash flow from operations for the first nine months of 2008 was $3.912 billion, compared to $2.809 billion in the first nine months of 2007.

The increase in earnings over the first nine months of 2008, and the increase in cash flow from operations for the three and nine month periods ended September 30, 2008, are due primarily to the same factors that impacted third quarter earnings.

Suncor's total upstream production averaged 281,000 barrels of oil equivalent (boe) per day in the third quarter of 2008, compared to 274,300 boe per day in the third quarter of 2007. In Suncor's natural gas business, production was 213 million cubic feet equivalent (mmcfe) per day compared to third quarter 2007 production of 211 mmcfe per day. Oil sands production contributed 245,600 barrels per day (bpd) in the third quarter of 2008 compared to 239,100 bpd in the third quarter of 2007.

Oil sands cash operating costs in the third quarter of 2008 averaged $34.00 per barrel, compared to $25.10 per barrel during the third quarter of 2007. The increase in cash operating costs per barrel was due to higher operating expenses and increased natural gas input costs.

Production volumes were lower than planned in the third quarter and as a result, Suncor has adjusted its production outlook to an annual average of 235,000 bpd with a corresponding increase in cash operating costs to a target of $36.50 per barrel.

"We've had a challenging quarter with unplanned maintenance, including issues at our hydrogen facilities that impacted our product mix," said Rick George, president and chief executive officer.

Production volumes in the quarter were impacted by unplanned maintenance activities in our upgrading and extraction assets. In addition, an unplanned shutdown of facilities that supply hydrogen reduced production of higher-value sweet (low sulphur) synthetic crude oil and diesel. Repairs to the facilities are complete and production of sweet products is increasing.

"With these issues behind us, we continue to target production of approximately 300,000 barrels per day by the end of the year as we work to realize the full value of our expanded oil sands production facilities," said George.

Commissioning of Suncor's $2.3 billion expansion to one of two oil sands upgraders is nearing completion and production volumes are expected to continue ramping up in 2009 toward design capacity of 350,000 bpd.

Bitumen feedstock from Suncor's Firebag in-situ operations is also expected to increase following the lifting in July of a production cap imposed by provincial regulators. Wells that had been shut in have begun steaming and small amounts of incremental production are expected to come on line in the fourth quarter of 2008.

Operations and growth update

On October 23, Suncor announced an update to the schedule of its $20.6 billion Voyageur growth strategy, including reporting plans for 2009 capital spending of $6 billion.

"In light of current financial market conditions, we've modified our capital plans for 2009, reducing targeted spending by more than a third," said George. "Our aim is to ensure we are living within our means during a time of market uncertainty, while also making the strategic spending decisions that will allow us to continue on our growth path."

The company's growth outlook maintains spending and construction timelines for the third and fourth stages of Firebag in-situ operations. Completion of Firebag Stages 3 and 4 (in 2009 and 2010, respectively) is expected to provide increases in bitumen production and future cash flow.

In the near-term, Suncor expects to scale down spending and the pace of construction on the company's planned Voyageur upgrader, delaying targeted completion by approximately one year to the end of 2012. Stages 5 and 6 of Firebag in-situ operations are expected to proceed but, as they are at relatively early phases of development, spending and scheduling plans remain flexible to respond to market conditions.

Of the total Voyageur capital budget of $20.6 billion, Suncor had spent approximately $5.3 billion at the end of the third quarter.

"We remain committed to an integrated expansion strategy and targeted oil sands production of 550,000 barrels per day," said George. "However, we've always had options available to us in terms of how the expansion is rolled out – and we believe in the current economic environment it's prudent to exercise that flexibility."

The company's 2009 capital spending plan is expected to be financed through undrawn credit facilities and cash flow from operations. As Suncor invests for future growth, prudent debt management remains a priority. Net debt levels increased to $5.3 billion in the third quarter of 2008 from $3.2 billion at year-end 2007.

Outlook

Suncor's outlook provides management's targets for 2008 in certain key areas of the company's business. Users of this information are cautioned that actual results can vary from the targets disclosed.

	Nine Month Actuals Ended September 30, 2008	2008 Full Year Outlook

Oil Sands
Production (bpd) (1)	222 600	235 000
Diesel	9%	9%
Sweet	33%	34%
Sour	57%	56%
Bitumen	1%	1%
Realization on crude sales basket (1)	WTI @ Cushing less Cdn$3.37 per barrel	WTI @ Cushing less Cdn$3.50 to Cdn$4.50 per barrel
Cash operating costs (1) (2)	$37.45 per barrel	$36.50 per barrel

Natural Gas
Production (1) (3) (mmcf equivalent per day)	223	220
Natural gas	91%	91%
Liquids	9%	9%

(1)
Based on third quarter results and expectations for the fourth quarter, the outlook for oil sands production, cash operating costs, realization on crude sales basket and natural gas production has been adjusted. The June 30 oil sands production outlook was 240,000 to 250,000 bpd (diesel 12%, sweet 38%, sour 50%, and bitumen 0%) with a corresponding cash operating cost range of $35.00 to $36.00 per barrel. The June 30 realization on crude sales basket was WTI @ Cushing less Cdn$2.50 to Cdn$3.50. The June 30 natural gas production outlook was 210 to 220 mmcf equivalent per day.

(2)
Cash operating cost estimates are based on the following assumptions: production volumes and sales mix as described in the table above and a natural gas price of $8.00 per gigajoule at AECO. Based on natural gas prices in the first nine months of 2008 and expectations for the fourth quarter, the natural gas price assumption has been adjusted. The June 30 natural gas price assumption was $6.70 per gigajoule at AECO. This estimate also includes costs incurred for third-party bitumen purchases. Cash operating costs per barrel are not prescribed by Canadian generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
Production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This mmcf equivalent may be misleading, particularly if used in isolation.

Assumptions used to develop our outlook are based on year-to-date performance and management's best estimates for the remainder of the year.

Factors that could potentially impact Suncor's operations and financial performance in 2008 include:

•
Bitumen supply. Ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage and regulatory restrictions could impact 2008 production targets. Production could also be impacted by the availability of third-party bitumen.

•
Planned maintenance to portions of Upgrader 2. Although this maintenance is reflected in operational targets for the year, production estimates could be impacted if unplanned work is identified, or the schedule is impacted by labour or material supply issues.

•
Crude oil hedges. Suncor has hedging agreements for 10,000 bpd in 2008. These costless collar hedges have an average floor of US$59.85 per barrel with an average ceiling of US$101.06 per barrel.

The preceding paragraphs and table contain forward-looking information and users of this information are cautioned that actual results may differ. For additional information on risks, uncertainties and other factors that could cause actual results to differ, please refer to our 2008 Third Quarter Management's Discussion and Analysis, 2007 Annual Report and 2007 Annual Information Form/Form 40-F on file with securities regulators.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Third Quarter    003

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  Exhibit 99.1